EXHIBIT 12.1

AK STEEL HOLDING CORPORATION

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

(dollars in millions)

	2007	2006	2005	2004		2003
Combined fixed charges:
Capitalized interest credit	3.6	3.3	5.4	2.7		1.7
Interest factor in rent expense	3.7	2.8	2.3	2.4		2.4
Other interest and fixed charges	69.3	89.1	86.8	110.1		117.8

Total combined fixed charges	$76.6	$95.2	$94.5	$115.2		$121.9
Earnings-pretax income (loss) with applicable adjustments	$673.8	$97.9	$135.9	$(71.3)		$(643.2)
Ratio of earnings to combined fixed charges	8.8	1.0	1.4	NM	*	NM	*

*	In 2004 and 2003, earnings were less than fixed charges by $186.5 and $765.1 respectively.